File No. 70-10019

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION
(RULE 24)

APPLICATION/DECLARATION ON FORM U-1
OF XCEL ENERGY INC.,
NORTHERN STATES POWER COMPANY (MINNESOTA), NORTHERN STATES POWER
COMPANY (WISCONSIN), PUBLIC SERVICE COMPANY OF COLORADO,
SOUTHWESTERN PUBLIC SERVICE COMPANY, XERS INC., XCEL ENERGY
MARKETS HOLDINGS INC. AND E PRIME INC.
(File No. 70-10019)

     The undersigned, Xcel Energy Inc. (“Xcel Energy”), Northern States Power Company (Minnesota) (“NSP-M”), Northern States Power Company (Wisconsin) (“NSP-W”), Public Service Company of Colorado (“PSCo”), Southwestern Public Service Company (“SPS”), XERS Inc. (“XERS”), Xcel Energy Markets Holdings Inc. (“XEMH”), and e prime inc. (“e prime”) hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Act of 1935, as amended, that the transactions authorized by the Commission’s Order dated July 17, 2002 (the “Order”), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration, as amended, in SEC File No. 70-10019 as follows:

     NSP-M and PSCo expanded their appliance warranty and repair programs for residential customers to include additional home services such as home inspection and electrical and plumbing services ; and NSP-W, SPS and XERS expanded their services to engage in similar home services including appliance warranty and repair and electrical and plumbing services.

     XEMH, e prime and their current and future subsidiaries began to expand their energy marketing and brokering activities to include activities in Canada.

Exhibits

F-2     Past Tense Opinion of Counsel

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:	August 16, 2002	XCEL ENERGY INC.

		By:	/s/ Gary R. Johnson

Gary R. Johnson Vice President and General Counsel

NORTHERN STATES POWER COMPANY (MINNESOTA)
NORTHERN STATES POWER COMPANY (WISCONSIN)
PUBLIC SERVICE COMPANY OF COLORADO
SOUTHWESTERN PUBLIC SERVICE COMPANY
XERS INC.
XCEL ENERGY MARKETS HOLDINGS INC.
E PRIME INC.

By XCEL ENERGY INC.

		By:	/s/ Gary R. Johnson

Gary R. Johnson Vice President and General Counsel